UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)
GPS Industries, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
45666P104

(CUSIP Number)
Gregory John Norman
501 North Highway A1A
Jupiter, FL 33477
Telephone: (561) 743-8818
June 12, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	45666P104	13D

1	NAME OF REPORTING PERSONS Gregory John Norman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		15,910,313 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		574,080,104 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,910,313 (1)

WITH	10	SHARED DISPOSITIVE POWER

164,244,038 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,990,477 (1), (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.9%*

14	TYPE OF REPORTING PERSON

IN

*	This percentage is obtained by dividing 589,990,417 by the sum of (x) 574,080,104 and (y) 541,686,703 (which is the number of shares of Common Stock issued and outstanding on May 15, 2008 according to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 20, 2008).

(1)	Consists of the following securities registered in the name of or otherwise owned by the Gregory John Norman Intangible Trust 12/1/2004 (the “2004 Trust”), which Greg Norman is the sole beneficiary of: (a) 13,745,441 shares of Common Stock and (b) warrants to purchase up to 1,900,000 shares of Common Stock. In addition, Greg Norman is the sole beneficiary of the Gregory John Norman Intangible Trust 12/01/05, which directly owns 254,872 shares of Common Stock.

(2)	Consists of the following securities registered in the name of or otherwise owned by Great White Shark Enterprises (“GWSE”), which is directly and wholly owned by the 2004 Trust, which Greg Norman is the sole beneficiary of: (a) 824,089 Preferred Shares (convertible into 135,096,557 shares of Common Stock) and (b) warrants to purchase up to 29,147,481 shares of Common Stock. In addition, as a result of the voting arrangements under the Shareholders Agreement, GWSE may be deemed to have shared voting power with respect to the following securities registered in the name of or otherwise owned by Leisurecorp: (a) 2,000,000 Preferred Shares (convertible into 327,868,852 shares of Common Stock) and (b) warrants to purchase up to 81,967,214 shares of Common Stock.

CUSIP No.	45666P104	13D

1	NAME OF REPORTING PERSONS Great White Shark Enterprises, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		574,080,104 (1) (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,244,038 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

574,080,104 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.5%*

14	TYPE OF REPORTING PERSON

CO

*	This percentage is obtained by dividing 574,080,164 by the sum of (x) 574,080,164 and (y) 541,686,703 (which is the number of shares of Common Stock issued and outstanding on May 15, 2008 according to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 20, 2008).

(1)	Consists of the following securities registered in the name of or otherwise owned by GWSE, which is directly and wholly owned by the 2004 Trust, which Greg Norman is the sole beneficiary of: (a) 824,089 Preferred Shares (convertible into 135,096,557 shares of Common Stock) and (b) warrants to purchase up to 29,147,481 shares of Common Stock. In addition, as a result of the voting arrangements under the Shareholders Agreement, GWSE may be deemed to have shared voting power with respect to the following securities registered in the name of or otherwise owned by Leisurecorp: (a) 2,000,000 Preferred Shares (convertible into 327,868,852 shares of Common Stock) and (b) warrants to purchase up to 81,967,214 shares of Common Stock.

CUSIP No.	45666P104	13D

1	NAME OF REPORTING PERSONS Gregory John Norman Intangible Trust 12/1/2004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States, Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		589,735,545 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,244,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,735,545 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.9%*

14	TYPE OF REPORTING PERSON

CO

*	This percentage is obtained by dividing 589,735,545 by the sum of (x) 574,080,104 and (y) 541,686,703 (which is the number of shares of Common Stock issued and outstanding on May 15, 2008 according to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 20, 2008).

(1)	Consists of the following securities registered in the name of or otherwise owned by (a) GWSE, which is directly and wholly owned by the 2004 Trust, which Greg Norman is the sole beneficiary of: (i) 824,089 Preferred Shares (convertible into 135,096,557 shares of Common Stock) and (ii) warrants to purchase up to 29,147,481 shares of Common Stock and (b) the 2004 Trust: (x) 13,745,441 shares of Common Stock and (y) warrants to purchase up to 1,900,000 shares of Common Stock. In addition, as a result of the voting arrangements under the Shareholders Agreement, GWSE may be deemed to have shared voting power with respect to the following securities registered in the name of or otherwise owned by Leisurecorp: (a) 2,000,000 Preferred Shares (convertible into 327,868,852 shares of Common Stock) and (b) warrants to purchase up to 81,967,214 shares of Common Stock.
SCHEDULE 13D
This Amendment No. 1 on Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Commission on December 28, 2006 (the “Original Schedule 13D”) by Gregory John Norman (“Norman”) with respect to the ordinary shares, $0.001 par value per share (the “Common Stock”), of GPS Industries, Inc. (the “Company”), a corporation organized under the laws of the State of Nevada (the Original Schedule 13D, as amended and supplemented, is referred to as the “Statement”). All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Statement.
The Original Schedule 13D is amended and supplemented as follows:
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
On June 12, 2008, GWSE entered into a purchase option agreement (the “Purchase Option Agreement”) with Leisurecorp and Tulip Business Developers, Limited, a B.V.I. company (“Tulip”). Pursuant to the Purchase Option Agreement and among other things more fully described therein:
1. Tulip was granted an option, exercisable in whole or in part at any time and from time to time between the date of the Purchase Option Agreement and October 12, 2009, to purchase up to (i) 300,000 Preferred Shares and Warrants to purchase up to 12,295,082 shares of Common Stock from GWSE and (ii) 700,000 Preferred Shares and Warrants to purchase up to 28,688,525 shares of Common Stock from Leisurecorp. The Preferred Shares and Warrants are to be transferred together in connection with the exercise by Tulip of the option based on the following ratio: 1 Preferred Share : Warrants to purchase 40.983607 shares of Common Stock. The purchase price payable by Tulip upon for these securities upon exercise of the option is $10 per Preferred Share. Accordingly, if Tulip were to exercise the option in full, the aggregate purchase price payable by Tulip would be $10,000,000 as follows: $3,000,000 to GWSE and $7,000,000 to Leisurecorp.
2. At any time prior to May 8, 2012, if either GWSE or Leisurecorp intends to sell any Preferred Shares or Warrants to purchase shares of Common Stock (other in each case than those subject to the option described above), GWSE or Leisurecorp, as applicable, are first required to offer Tulip the right to purchase such shares and/or warrants.
3. If Tulip converts into shares of Common Stock any or all of the Preferred Shares acquired by it in connection with exercising the option described above, then each of Leisurecorp and GWSE also is required to convert into shares of Common Stock a proportional amount of Preferred Shares held by it.
4. If Tulip exercises its right under the Purchase Option Agreement to acquire 100% of the Preferred Shares and Warrants that are subject to the option described above, then the parties have agreed to cause the Certificate of Designation for the Preferred Shares to be amended to eliminate the approval rights granted to holders of Preferred Shares over certain Company actions that are specified in Section 6(b) of the Certificate of Designation (which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006). According to the Certificate of Designation, these approval rights are to exist for so long as Leisurecorp is the owner of record of 25% or more of the number of Preferred Shares that it purchased pursuant to the Securities Purchase Agreement. These approval rights are summarized in Item 4 of the Original Schedule 13D.
Item 7. Material to be Filed as Exhibits

Exhibit
Number	Description of Exhibit
7	Purchase Option Agreement, dated as of June 12, 2008, by and among Leisurecorp LLC, Great White Shark Enterprises, LLC and Tulip Business Developers, Limited.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2008

GREAT WHITE SHARK ENTERPRISES, LLC

By:	/s/ Gregory John Norman

Name: Gregory John Norman
Title: Chief Executive Officer

GREGORY JOHN NORMAN INTANGIBLE TRUST 12/1/2004

By:	/s/ Peter Frischman

Name: Peter Frischman
Title: Trustee

GREGORY JOHN NORMAN

By:	/s/ Gregory John Norman

INDEX TO EXHIBITS

Exhibit
Number	Description
7	Purchase Option Agreement, dated as of June 12, 2008, by and among Leisurecorp LLC, Great White Shark Enterprises, LLC and Tulip Business Developers, Limited.

Exhibit 7

Purchase Option Agreement
by and among
Leisurecorp, LLC,
Great White Shark Enterprises, LLC
and
Tulip Group Investments, Limited

Dated as of June 12, 2008